Exhibit 99.12

[●], 2020

Board of Trustees

Reality Shares ETF Trust

402 West Broadway, Suite 2800
San Diego, California 92101

Re:	Agreement and Plan of Reorganization, dated as of [●], 2020 (the “Agreement”), by and between (i) Reality Shares ETF Trust, a Delaware statutory trust (the “Trust”), on behalf of its series, the DIVCON Dividend Guard ETF (the “Acquired Fund”); (ii) the Trust, on behalf of its series, the DIVCON Dividend Defender ETF (the “Surviving Fund” and together with the Acquired Fund, the “Funds”); and (iii) solely for the purposes of Sections 14(b) and 18(b) of the Agreement, Reality Shares Advisors, LLC (“Reality Shares”) the investment adviser to the Funds.

Ladies and Gentlemen:

You have requested our opinion as to certain U.S. federal income tax consequences of the reorganization of the Acquired Fund and the Surviving Fund that will consist of, pursuant to the Agreement: (1) the transfer of all of the assets of the Acquired Fund to the Surviving Fund and the assumption of all of the liabilities of the Acquired Fund by the Surviving Fund in exchange solely for shares of beneficial interest of the Surviving Fund (“Surviving Fund Shares”) (and cash in lieu of fractional shares, if any) and (2) the distribution of Surviving Fund Shares (and cash in lieu of fractional shares, if any) to the shareholders of the Acquired Fund in complete liquidation of the Acquired Fund. The transactions described in (1) and (2) of the immediately preceding sentence, collectively, referred to herein as the “Reorganization”.

In rendering our opinion, we have reviewed and relied upon (a) the Agreement, (b) the information statement and prospectus and statement of additional information (collectively, the “Information Statement/Prospectus”) to be included in the Surviving Fund’s registration statement on Form N-14 (the “Registration Statement”), (c) certain representations concerning the Reorganization made to us in letters from the Trust on behalf of the Surviving Fund and Acquired Fund dated [●] 2020 (collectively, the “Representation Letters”), (d) all other documents, financial and other reports and corporate minutes that we deemed relevant or appropriate, (collectively (a) - (d), the “Documents”) and (e) such statutes, regulations, rulings and decisions as we deemed material with respect to this opinion. We have assumed that the Documents and Representation Letters present all material and relevant facts relating to the Reorganization. All terms used herein, unless otherwise defined, are used as defined in the Agreement.

For purposes of this opinion, we have assumed that the Acquired Fund and the Surviving Fund on the Closing of the Reorganization will satisfy, and following the Reorganization, the Surviving Fund will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as a regulated investment company. We have also assumed the accuracy and completeness of the information contained in the Documents. As to various matters of fact that are material to this opinion, we have relied, exclusively and without independent verification on the representations and warranties made in the Agreement by the Funds, as being true and correct in all material respects as of the Closing Date.

Board of Trustees

[●] 2020

Based on the foregoing and provided the Reorganization is carried out in accordance with the applicable laws of the State of Delaware, the Agreement and the Representation Letters, it is our opinion with respect to the Reorganization that:

1.          The acquisition by the Surviving Fund of all of the assets of the Acquired Fund, as provided for in the Agreement, in exchange for Surviving Fund Shares (and cash in lieu of fractional shares, if any) and the assumption by the Surviving Fund of all of the liabilities of the Acquired Fund, followed by the distribution by the Acquired Fund to its shareholders of the Surviving Fund Shares (and cash in lieu of fractional shares, if any) in complete liquidation of the Acquired Fund, will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, and the Acquired Fund and the Surviving Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

2.          No gain or loss will be recognized by the Acquired Fund upon the transfer of all of its assets to, and assumption of all of its liabilities by, the Surviving Fund in exchange solely for Surviving Fund Shares pursuant to Section 361(a) and Section 357(a) of the Code, except for (A) gain or loss that may be recognized on the transfer of “section 1256 contracts” as defined in Section 1256(b) of the Code, (B) gain that may be recognized on the transfer of stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized (i) as a result of the closing of the Acquired Fund’s taxable year or (ii) upon the transfer of an asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code.

3.          No gain or loss will be recognized by the Surviving Fund upon the receipt by it of all of the assets of the Acquired Fund in exchange solely for the assumption of all of the liabilities of the Acquired Fund and issuance of the Surviving Fund Shares pursuant to Section 1032(a) of the Code.

4.          No gain or loss will be recognized by the Acquired Fund upon the distribution of Surviving Fund Shares to shareholders of the Acquired Fund in complete liquidation (in pursuance of the Agreement) of the Acquired Fund pursuant to Section 361(c)(1) of the Code.

5.          The tax basis of the assets of the Acquired Fund received by the Surviving Fund will be the same as the tax basis of such assets in the hands of the Acquired Fund immediately prior to the transfer of such assets, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by the Acquired Fund on the transfer pursuant to Section 362(b) of the Code.

6.          The holding periods of the assets of the Acquired Fund in the hands of the Surviving Fund will include the periods during which such assets were held by the Acquired Fund pursuant to Section 1223(2) of the Code, other than assets with respect to which gain or loss is required to be recognized and except where investment activities of the Surviving Fund have the effect of reducing or eliminating the holding period with respect to an asset.

Board of Trustees

[●] 2020

7.          No gain or loss will be recognized by the shareholders of the Acquired Fund upon the exchange of all of their shares of beneficial interest of the Acquired Fund (“Acquired Fund Shares”) solely for Surviving Fund Shares (except with respect to cash, if any, received in lieu of fractional shares) pursuant to Section 354(a) of the Code.

8.          The aggregate tax basis of the Surviving Fund Shares received by a shareholder of the Acquired Fund will be the same as the aggregate tax basis of the Acquired Fund Shares exchanged therefor pursuant to Section 358(a)(1) of the Code.

9.          The holding period of the Surviving Fund Shares received by a shareholder of the Acquired Fund will include the holding period of the Acquired Fund Shares exchanged therefor, provided that the shareholder held the Acquired Fund Shares as a capital asset on the date of the exchange pursuant to Section 1223(1) of the Code.

This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. It represents our best legal judgment as to the matters addressed herein, but is not binding on the Internal Revenue Service or the courts. Accordingly, no assurance can be given that the opinions and analysis expressed herein, if contested, would be sustained by a court. Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in published revenue rulings and revenue procedures, present administrative positions of the Internal Revenue Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter.

Our opinion is conditioned upon the performance by the Trust of its undertakings in the Agreement and the Representation Letters.

Our opinion addresses only the specific federal income tax consequences of the Reorganization set forth above and does not address any other U.S. federal, or any state, local, or foreign, tax consequences of the Reorganization or any other action (including any taken in connection therewith).

This opinion is being delivered solely to you in connection with the Reorganization and is not to be quoted, circulated, published, or otherwise referred to for any other purpose, in whole or in part, without our express prior written consent. This opinion may be disclosed to shareholders of the Acquired Fund and the Surviving Fund, and they may rely on it in connection with the Reorganization, it being understood that we are not establishing any attorney-client relationship with any such shareholder. This letter is not to be relied upon for the benefit of any other person or for any other purpose.

Board of Trustees

[●] 2020

We hereby consent to the references to our Firm and the discussion of this opinion in the Registration Statement under the Proxy Statement/Prospectus headings “Information About the Reorganization – Federal Income Tax Consequences.” In giving this consent, we do not concede that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. Further, we hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,